Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

January 23, 2020

To:	To:
The Tel Aviv Stock Exchange Ltd.	Israel Securities Authority

Immediate Report – Demand to Exercise Rights Prior to Filing Derivative Claim and Application for Disclosure of Documents

Tel Aviv, Israel – January 23, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) announced today that Bezeq received a “Demand to Exercise Rights Prior to Filing Derivative Claim and Application for Disclosure of Documents” sent by a shareholder of Bezeq (the “Demand”).

The Demand refers to the realization of Bezeq’s rights against officers who served in Bezeq in the years 2015-2018, in respect of the ruling of the Antitrust Commissioner dated September 4, 2019 concerning abuse of their position in Bezeq in the matter of passive infrastructure (Bezeq published an Immediate Report about this ruling on September 5, 2019). It should be noted that further to that ruling a petition was filed against Bezeq to approve a class action, as stated in Bezeq’s Immediate Report dated September 8, 2019.

In the Demand it is argued that the findings and violations included in the ruling of the Antitrust Authority (including preventing access to competitors of Bezeq to the infrastructure in residential buildings in exclusive areas and consistent refusal to let Bezeq’s competitors to insert optic fibers through its passive infrastructure) and provision of misleading information to the Antitrust Authority, gives Bezeq cause for a claim against officers in Bezeq. The Demand also claims that Bezeq was entitled to compensation from the officers for damages caused and that will be caused to it, including the amount of the financial sanctions levied on Bezeq in this matter, and any amount that will be ruled as part of the approval of a class action (stated above).

Bezeq must respond to the Demand within 45 days.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.